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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 3, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CLAIRE’S STORES, INC.

Full Name of Registrant
NOT APPLICABLE

Former Name if Applicable
3 SW 129th AVENUE

Address of Principal Executive Office (Street and Number)
PEMBROKE PINES, FLORIDA 33027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 13, 2007, the Company issued a press release announcing it would delay the release of its financial results for the fiscal year ending February 3, 2007 (“FY 2007”) and the fourth quarter of FY 2007. The delay occurred because during the course of reviewing its year-end financial results and discussing certain accounting positions with the Company’s independent registered public accounting firm, the Company decided to pre-clear an accounting issue with the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) in advance of filing its Form 10-K. The issue relates to the proper accounting treatment of key money paid for lease rights for the Company’s stores in France.

Discussions between the Company and the SEC on this accounting issue are ongoing. Accordingly, the Company is delaying the filing of its Annual Report on Form 10-K for FY 2007. The Company expects to be in a position to file the Form 10-K on or before the fifteenth calendar day following the required filing date as prescribed by Rule 12b-25.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

IRA D. KAPLAN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	954	433-3900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLAIRE’S STORES, INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 4, 2007	By:	/s/ Ira D. Kaplan

Ira D. Kaplan
Senior Vice President and Chief Financial Officer